[IPIX LETTERHEAD]

United States
Securities and Exchange Commission
Washington D.C. 20549

Division of Corporate Finance
Mail Stop 4561

August 4, 2005

Re: Response to SEC letter dated July 12, 2005
       IPIX Corporation
       Form 10-K for the year ended December 31, 2004
       Filed March 31, 2005
       File No. 000-26363

QUESTION:
1. Please confirm to us that you will revise your disclosure in future filings in response to comments 1 and 7 in our letter dated May 23, 2005.

RESPONSE:
In future filings we will revise our disclosures to address both comment 1 regarding Liquidity and Capital Resources and comment 7 regarding repurchase rights of the Patent Agreement with AdMissions.

QUESTION:
2. We note from your response to comments 8 and disclosure on page 15, that you integrated your infomedia and security business units in the 4th quarter of 2004. However, your disclosures in MD&A present these as distinct units with different products, markets and business models. As such, please tell us how you considered paragraph 10 and 17 of SFAS 131 for purposes of defining your operating and reportable segments. In your response, please also discuss what measure of profit and loss is reviewed by the chief operating decision maker for both of these units.

RESPONSE:
The immersive video (formerly security) and immersive stills (formerly infomedia) product lines are our two main product offerings but as disclosed in the March 31, 2005 10-Q we offer both products to our customers and market them together and analyze the business results with both products integrated. SFAS

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131  paragraph 10 states that the chief  operating  decision  maker  reviews the results to make decisions about the business segment's resources and assess its performance. This does not occur separately for the two lines of products. There is no financial information available for these product lines other than revenue and cost of sales information by product line. In addition, in January 2005, the general manager positions of the former segments were eliminated. As such there are no "segment managers" as defined in paragraph 14 of SFAS 131.

SFAS 131 paragraph 17 states that business segments can be aggregated if they have similar economic characteristics. The nature of the products is the same with immersive video and stills products. One is a video camera and one is a still camera but both capture 360(degree) images. The video and still lines are comprised of finished inventory and components purchased from vendors so there is no production process. The type and class of customer are integrating as we market and sell immersive solutions to our customers. We have channel distributors and resellers for both of our product lines. As all of these characteristics can describe either product line, Management feels that these are not distinct business units. In future filings we will revise our MD&A to include these changes and make the descriptions of the lines of business, customers and markets succinct to our current business practices.

QUESTION:
3. Based on your response to comment 10, it appears that these indemnifications are in the scope of paragraph 3 (c) of Fin 45. Please advise us how you concluded that the fair value of both your noncontingent obligation to stand ready to perform and contingent obligation under SFAS 5 is immaterial. We wish to remind that under paragraph 9 of FIN 45 the probability of payments will be required under the guarantee does not permit you from initially recognizing a liability. In your response, please explain to us how you applied paragraphs 9 and 10 of FIN 45 in determining the fair value of the liability.

RESPONSE:
According to FASB Staff Position FIN45-1, "Accounting for Intellectual Property Infringement Indemnifications under FASB Interpretation No. 45" our indemnifications does constitute a guarantee that is subject to the disclosure requirements but not the initial recognition or measurement provisions of FIN
45. In addition, we have analyzed the estimated liability from our indemnifications and deemed the amounts to be immaterial for disclosure. As such, in future filings we will keep the current disclosure and add the following from paragraph 13 and 14 of FIN 45:
  a) Nature of any recourse provisions to allow us to recover from third parties any amounts paid under the guarantee.
  b) Our accounting policy and methodology used in determining its liability for product warranties.
  c) A tabular reconciliation of the changes in our aggregate product warranty liability for the reporting period (if any).
Under SFAS 5 loss contingencies arising under warranty guarantees are accrued when they are probably and reasonably estimated. The Company has deemed that the intellectual property infringement indemnification contingent liability is


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immaterial  for accrual as we  performed  a  probability  analysis of  potential outcomes for the contingent liability based on past claims and cost incurred related to such obligation.

We acknowledge that:

  - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  - The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Regards,



/s/ Charles A. Crew
------------------------------

Charles A. Crew
Executive Vice President, CFO
IPIX Corporation










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